EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Camden Property Trust and Summit Properties Partnership, L.P. on Form S-4 of our reports dated March 9, 2004 (each of which reports expresses an unqualified opinion and one of which reports includes an explanatory paragraph relating to the change in its method of accounting in 2002 for the impairment and disposal of long-lived assets to conform to Statement of Financial Accounting Standards No. 144), appearing in and incorporated by reference in the Annual Report on Form 10-K of Camden Property Trust for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Houston, TX

November 23, 2004